                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2003

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

                     25, avenue Kléber, 75116 Paris, France
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F   X                                Form 40-F
                   -----                                        -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes                                          No   X
             -----                                       -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE  INCORPORATED  BY REFERENCE IN THE
REGISTRATION STATEMENTS ON FORM S-8 OF ALSTOM (NO. 333-10658,  NO. 333-12028 AND
333-90154) AND THE RELATED  PROSPECTUSES AND TO BE PART THEREOF FROM THE DATE ON
WHICH THIS REPORT IS  FURNISHED,  TO THE EXTENT NOT  SUPERSEDED  BY DOCUMENTS OR
REPORTS SUBSEQUENTLY FILED OR FURNISHED.

ENCLOSURES:

Press release dated March 12, 2003 "ALSTOM Presents New Action Plan"...........3

                                                                   12 March 2003

                        ALSTOM PRESENTS NEW ACTION PLAN

 _
|_|  IMMEDIATE ACTIONS TO REDUCE DEBT AND IMPROVE PERFORMANCE

o    Disposal  programme  extended: €3bn  to  be raised by March 2004, including
     Transmission & Distribution  Sector and Industrial Turbines business

o    Cost reduction plans accelerated: annual savings of €500m within 2 years

o    Management team and organisation renewed

 _
|_|  NET LOSS EXPECTED FOR FISCAL YEAR 2002/03

o    Estimated additional provision of €1.35bn before  tax (€1.2bn after tax) in
     2002/3 accounts to cover GT24/26 and UK train problems

o    Estimated net loss of between €1.3-1.4bn in 2002/03

 _
|_|  FINANCIAL POSITION

o    Adequate liquidity: €1bn of available credit lines

ALSTOM is today  hosting a  presentation  in Paris for investors and analysts at which Patrick Kron, Chairman & Chief Executive Officer, will detail ALSTOM's new action  plan.  The  plan is  designed  to:  improve  the  Company's  operational performance;  deal with the impact of past  operational  issues;  and reduce its high level of debt.

Patrick Kron  commented:  "ALSTOM's  core  businesses  in the global  energy and
transport   markets  offer  solid  long-term  growth  prospects  and  attractive opportunities.  With its strong market positions,  technology leadership,  broad commercial  presence  and large  installed  base,  the Company is  strategically well-positioned.

"However,  we must face today's  reality.  We need to adapt to the power market, where  demand has  significantly  weakened  over the past year,  to address  the additional costs of past  operational  problems,  and materially  strengthen our financial structure.

"This  situation  calls for  immediate  action.  We will  refocus the Company by selling  both our Transmission & Distribution and Industrial Turbines businesses which,  taken  together  with other assets  already sold during the past year or about to be sold,  should generate €3 billion in proceeds, including real estate
- double  the target set this time last  year.  We are taking  strong  action to improve our inadequate  profitability by  substantially  reducing our cost base, generating  €500  million  in  annual  savings within the next two years through industrial restructuring and overhead reduction programmes.

"We have thoroughly reviewed the impact of operational problems with our GT24/26 gas turbines and in UK trains: we will put these problems behind us, but we need to  make  an  additional  provision  estimated  at  €1.35  billion  to cover the associated costs.

"We estimate  that the business  disposal  programme,  combined with measures to improve our  operational  performance,  will halve our total debt by March 2005.
Our leading  lending  banks have given their full support to this plan and, with
€1  billion  in  available  credit  lines,  we  have  adequate  liquidity  going forward.

"Rapid  implementation  of this plan is my top priority.  My conviction is that, with a  restructured  industrial  base and strong market  positions in power and transport,  supported by a worldwide  commercial  presence and  highly-competent technical teams,  ALSTOM has a promising  future. We have renewed the management team and are streamlining the organisation to make this happen."

                                    * * * * *

MARKET CONDITIONS

In the power market,  conditions  have  deteriorated  markedly in the past year, particularly in the US. This downturn affects about half of our Power portfolio, particularly  gas and steam turbines and related plant  engineering,  but we are still seeing growth in service,  retrofit and  environment-related  markets. The
Transmission  &  Distribution   markets  have   weakened  in medium  voltage and
systems.  The rail  transport  market is at high levels.  The cruise ship market remains  uncertain,  pending an overall economic  recovery and the resolution of the current international situation.

DEALING WITH PAST ISSUES

o   GT24/26 HEAVY-DUTY GAS TURBINES

Major progress has been made in developing the technical recovery package on the
GT24/26  heavy-duty gas turbines,  following the  announcement in July 2000 that the machines could not meet contractual performance and lifetime obligations.

Commercial settlements have been reached on 61 of the 80 units sold, of which 20 are unconditional  (i.e.  contracts are in the normal warranty period and ALSTOM has no obligation to upgrade or pay further penalties) and 41 require additional improvements, either to performance or to the lifetime of key components. Of the
19 units on which  commercial  settlements  have  not been  reached,  seven  are currently subject to litigation and negotiations are underway on the remainder.

However,  since  November  2002,  as a  consequence  of  delays  experienced  in finalising  the  technical  recovery  package,  coupled  with the  tougher  than expected  commercial  attitude of  customers,  ALSTOM is facing  extra costs and significantly increased exposure.

We  estimate   the  remaining  exposure  in  March  2003  to  be  €1.6  billion.
Maximum exposure is estimated at €2.0  billion, on  which  the  Company  expects mitigation  of  €400  million (20 per cent).  We  therefore  expect to  take  an estimated additional provision  of €1.2 billion  before  tax  in  the  Company's accounts for the current  financial  year, in addition to an existing  estimated provision at end-March 2003 of €400 million.

o   UK TRAINS

All trains under the UK regional contracts have been delivered,  but a programme to improve the trains'  reliability is ongoing and leading to additional  costs.
Trains are also being  delivered on the West Coast Main Line (WCML)  contract at the rate of two units per month, in line with customer requirements. Services on the line began in January  2003 and the  remaining 41 trains are  scheduled  for delivery by September  2004, but there have been major delays and  cost-overruns on this contract.

Decisive  action  has  already  been taken to address  these  issues,  including strengthening  management  and  optimising  resources  for new-build and service functions in the UK.  Following a  comprehensive  review of costs,  we expect to
take  an   estimated  additional  provision  of €150 million  in  the  Company's accounts for the current year.

o   MARINE VENDOR FINANCING

ALSTOM's  total  gross  exposure  on Marine  vendor  financing  has  reduced  to
€900  million,  largely  due  to  currency  effects. The Company believes it has adequate provisions in its accounts,  provided there is no further deterioration in the cruise-ship holiday market.

o   ASBESTOS

The Company  reiterates that it believes it has no material liability in respect of asbestos  personal-injury  cases.  In France such  liabilities are covered by publicly-funded  systems.  In the  USA the  businesses  purchased  from  ABB are covered by an ABB indemnity.  For its other US businesses,  ALSTOM  believes its exposure is insignificant  and considers the cases filed against the Company are without merit. Currently, the Company has 80 asbestos cases, grouping a total of
6,200  asbestos  claims,  following the filing of new cases and the dismissal of others. ALSTOM has made no compensation payments.

ACTION PLAN

The action plan comprises three main elements:

1.  Focus ALSTOM's range of activities, while strengthening its financial base
EXTENDED DISPOSAL PROGRAMME TO GENERATE PROCEEDS OF €3 BILLION

ALSTOM will refocus its activities on the power generation and transport markets by  selling  the  Transmission & Distribution  Sector (T&D) and  the  Industrial
Turbines  business.  In all,  the  extended  disposal  programme  is expected to generate  proceeds  of  €3.0 billion  by March  2004, nearly double the previous target of €1.6 billion.

The sale of the T&D Sector has been prepared and is launched today.  The sale of the Industrial Turbines business,  which comprises small gas and steam turbines, was  launched  five  months  ago  and  is  nearing  signature.  Together,  these businesses have sales of €5.0-5.5  billion, operating income of €320 million and around 35,000 employees.

The  decision to sell T&D and the Industrial  Turbines  business was taken after a thorough review and appraisal of ALSTOM's  current  portfolio:  both are good, high-value businesses, but their sale will not impact the remaining activities.

ALSTOM will also review  options to  consolidate  its Marine  activities  in the
medium  term  through   partnerships   or   alliances  at  either   national  or
international level.

2.  Improve operational performance and adapt to market conditions
COST REDUCTION: €500 MILLION OF ANNUAL RECURRING SAVINGS WITHIN 2 YEARS

All existing cost-reduction initiatives will be accelerated,  while new overhead reduction  targets  will be assigned  at  Corporate,  International  Network and
Sector  levels.   Corresponding  industrial  restructuring  plans  and  overhead reduction  programmes  will be announced in the Sectors and  countries  affected over the  coming  weeks.  Annual  restructuring  costs  will be  increased  from
€200  million  to  €300  million  and the  Company  expects to extract recurring annual savings of €500 million within two years.

3.  Overhaul of organisation and management
IMMEDIATE ACTION WILL BE TAKEN TO IMPLEMENT A MORE EFFICIENT ORGANISATION

o   The Power Sector,  which  currently  accounts for more than half of ALSTOM's revenues,  will be reorganised into 3 new Sectors:  Power Turbo-Systems (the former Gas and Steam  Segments);  Power Service (the former Customer Service
    Segment); and Power Environment  (the former Boilers & Environment and Hydro
    Segments).  ALSTOM will thus  comprise five more  equally-balanced  Sectors, plus the T&D Sector pending its disposal.

    The Company's senior management will be renewed, with five newcomers joining
    ALSTOM's Executive  Committee.  Alexis Fries,  former Power Sector President and Michel  Moreau,  former  Transport  Sector  President,  are  leaving the
    Company.  The  following  new  Sector  Presidents  will  join the  Executive
    Committee:  Mike Barrett,  Power  Turbo-Systems;  Walter  Graenicher,  Power
    Service;   Philippe   Soulié, Power   Environment;  and   Philippe  Mellier,
    Transport,  who will join the Company on 1 May 2003 from the Volvo group.  A new head of the Human Resources  function will join the Executive  Committee in the near future.

o   Sectors  will  be  fully  empowered,  with clear P&L  responsibility,  and a fast-track  reporting  system will be implemented.  Stricter risk management will be enforced by the Corporate  Risk  Committee  chaired by Patrick Kron, which will review major tenders and execution of large  projects and analyse the Company's  customer and country risk exposure.  The organisation will be delayered and simplified to enhance reactivity.

KEY FINANCIALS

Outlook for fiscal year 2002/03

ALSTOM will announce its fiscal year 2002/03  results on 14 May, 2003.  ALSTOM's current outlook is:

o   Sales at approximately €21bn, stable versus last year on a comparable basis

o   Orders reviewed at  approximately  €19bn,  a decrease of 4% versus last year on a comparable basis

o   Operating margin,  pre-exceptionals:  in the 4-4.5% range,  slightly up from the previous year

o   Exceptional estimated additional provision of €1.2bn after tax comprising:
    -  Estimated provision on GT24/26 of €(1,200)m
    -  Estimated provision on UK trains of €(150)m
    -  Estimated tax impact of €150m

o   Estimated net loss of €1.3-1.4bn

o   Estimated  free cash flow (net cash provided by operating  activities  after capex)  of €(0.4)-(0.5)bn, after more than  €1.0bn  cash  outflow  linked to
    GT24/26

o   Total  debt  at  March  2003  estimated at slightly below €5bn, reduced from
    €5.3bn  in  March  2002,   which  included  net  financial  debt  of €2.1bn,
    securitisation  of existing  receivables of €1.0bn, securitisation of future
    receivables  of  €1.7bn  and  €0.5bn  of  preferred    shares  and   undated
    subordinated notes

o   Dividend:  in view of the  financial  plan  outlined  today,  the Board will propose for this financial year not to pay any dividend

New credit lines

ALSTOM's  liquidity  needs are  adequately  covered.  The Company's main lending banks have agreed to extend a new credit  facility of €600  million and to renew
€475  million of existing facilities  maturing in the coming weeks, all of which is to be repaid  from the  disposal  proceeds.  They have also  agreed to modify existing financial covenants. Discussions with ALSTOM's other banks are underway to obtain their required consents to such new financial  covenants.  The Company is confident of obtaining the necessary consents. Failure by the shareholders to approve a planned capital increase will allow the banks to require  repayment of the  new  €600  million  credit  facility  and  the  €475  million  of  existing facilities.

ALSTOM IN 2005/06: FOCUSED ON POWER GENERATION AND RAIL TRANSPORT

Following  the  disposals,  the new  ALSTOM  will have a balanced  portfolio  of well-positioned activities:

Power Turbo-Systems      No.  1*  in  steam   turbines,   generators  and  plant
                         engineering  &   construction,  while   recovering  its
                         position in gas turbines

Power Service            No. 1* in an attractive and growing business

Power Environment        No. 1* in boilers,  hydro and environmental  control: a
                         clear leader in growing environmental markets

Transport                No. 2* with a world-class business

Marine                   Leading  cruise  ship   supplier;   need  for  industry
                         consolidation

* ALSTOM estimates

New ALSTOM Profile

o  Sales of over €15 bn
o  Operating margin of 6% by 2005/06
o  Free cash flow strongly positive
o  Total debt to be reduced from €5.3 billion in  March 2002, to  a level in  the range of €2.0-2.5 bn by March 2005

Press enquiries :      Gilles Tourvieille /Maria Dowd
                       (Tel. +33 1 47 55 23 15)
                       internet.press@chq.alstom.com

Investor relations :   Elisabeth Rocolle-Teyssier
                       (Tel. +33 1 47 55 25 78)
                       investor.relations@chq.alstom.com
Internet :             http://www.alstom.com

This  press   release   contains,   and  other   written  or  oral  reports  and
communications  of  ALSTOM  may  from  time  to  time  contain,  forward-looking statements,  within the meaning of Section 27A of the Securities Act of 1933 and
Section  21E  of  the  Securities   Exchange  Act  of  1934.  Examples  of  such
forward-looking  statements  include,  but are not limited to (i) projections or expectations of sales, income, operating margins,  dividends,  provisions,  cash flow,  debt or other  financial  items or  ratios,  (ii)  statements  of  plans, objectives  or goals of ALSTOM or its  management,  (iii)  statements  of future product or economic performance,  and (iv) statements of assumptions  underlying such statements. Words such as "believes", "anticipates",  "expects", "intends",
"aims",  "plans" and "will" and  similar  expressions  are  intended to identify forward  looking  statements  but are not exclusive  means of  identifying  such statements. By their very nature,  forward-looking  statements involve risks and
uncertainties  that  the  forecasts,   projections  and  other   forward-looking
statements  will not be  achieved.  Such  statements  are based on  management's current plans and expectations and are subject to a number of important  factors that could cause actual results to differ materially from the plans,  objectives and expectations  expressed in such  forward-looking  statements.  These factors include:  (i) the inherent  difficulty of forecasting  future market conditions, level of  infrastructure  spending,  GDP growth  generally,  interest  rates and exchange  rates;  (ii) the  effects  of,  and  changes  in,  laws,  regulations, governmental policy,  taxation or accounting  standards or practices;  (iii) the effects of  competition  in the product  markets and  geographic  areas in which
ALSTOM  operates;  (iv) the ability to increase market share,  control costs and enhance cash generation  while  maintaining  high quality products and services;
(v) the timely  development  of new  products  and  services;  (vi) the inherent technical  complexity  of many of ALSTOM's  products  and  technologies  and the ability to resolve  effectively and at reasonable  cost technical  problems that inevitably  arise,  including in particular  the problems  encountered  with the
GT24/26 gas turbines and the UK trains;  (vii) risks inherent in large contracts that comprise a substantial portion of ALSTOM's business;  (viii) the effects of acquisitions  and  disposals;  (ix) the ability to invest in  successfully,  and compete at the leading edge of, technology  developments  across all of ALSTOM's
Sectors;  (x) the  availability  of adequate cash flow from  operations or other sources to achieve  management's  objectives or goals; (xi) timing of completion of the actions  focused on cash generation  contemplated  in ALSTOM's  Strategic
Plan; (xii) the inherent  difficulty in estimating future charter or sale prices of any relevant  cruise ship in any  appraisal of the exposure in respect of the
Renaissance  Cruises  matter;  (xiii)  the  inherent  difficulty  in  estimating
ALSTOM's  exposure  to  vendor  financing  which  may  notably  be  affected  by customer's payment default;  (xiv) the unusual level of uncertainty at this time regarding the world economy in general;  (xv) ALSTOM's ability to dispose of its
Transmission and Distribution and Industrial  Turbines  businesses on favourable terms or in a timely fashion,  (xvi) the  availability  of sufficient  levels of credit  lines from our  banking  institutions;  and (xvii)  ALSTOM's  success at adjusting to and managing the risks of the foregoing.  The foregoing list is not exhaustive;  when relying on  forward-looking  statements to make decisions with respect to ALSTOM, you should carefully consider the foregoing factors and other uncertainties  and events, as well as other factors described in other documents
ALSTOM files from time to time with the U.S. Securities and Exchange Commission,

including  reports  submitted on Form 6-K. In  particular,  our  financial  year ending  March  31,  2003  has  not  yet  come to a  close  and  the  process  of consolidating our group's financial statements will not be completed for several weeks.  Nothing  contained  in this  press  release  should  be  construed  as a definitive  statement regarding our financial condition or results of operations at or for the year ended March 31, 2003.  Forward-looking  statements speak only as of the date on which they are made,  and ALSTOM  undertakes  no obligation to update or revise  any of them,  whether as a result of new  information,  future events or otherwise.

                                   SIGNATURE

     Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                 ALSTOM

Date: March 13, 2003                         By: /s/ Philippe Jaffré
                                                 -------------------------------
                                                 Name:   Philippe Jaffré
                                                 Title:  Chief Financial Officer